Exhibit 99.1

REGULATED INFORMATION

Publication relating to transparency notifications

Mont-Saint-Guibert (Belgium), June 3, 2024, 10.05pm CET / 4.05pm ET – In accordance with article 14 of the Act of 2 May 2007 on the disclosure of large shareholdings, Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) announces that it received four transparency notifications as detailed below.

FMR LLC

On May 30, 2024, Nyxoah received a transparency notification from FMR LLC following the crossing above the 3% threshold on May 28, 2024. As of such date, FMR LLC (together with its controlled undertakings) held 1,698,402 voting rights, consisting of 1,613,888 shares and 84,514 equivalent financial instruments, representing 4.99% of the total number of voting rights on May 28, 2024 (34,060,390).

The notification dated May 30, 2024 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights

•	Notification by: a parent undertaking or a controlling person

•	Persons subject to the notification requirement: FMR LLC (with address at The Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware, 19801, U.S.A.)

•	Date on which the threshold was crossed: May 28, 2024

•	Threshold that is crossed: 3%

•	Denominator: 34,060,390

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
FMR LLC	0	0		0.00%
FIAM LLC	0	258		0.00%
Fidelity Management & Research Company LLC	0	1,613,630		4.74%
Subtotal		1,613,888		4.74%
	TOTAL	1,613,888	0	4.74%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
Fidelity Management & Research Company LLC	Stock Loan			84,514	0.25%	physical
	TOTAL			84,514	0.25%

TOTAL (A & B)	# of voting rights	% of voting rights
	1,698,402	4.99%

•	Full chain of controlled undertakings through which the holding is effectively held: FIAM LLC is controlled by FIAM Holdings LLC. FIAM Holdings LLC, Fidelity Management & Research Company LLC are controlled by FMR LLC. FMR LLC is not a controlled undertaking.

•	Additional information: The holdings attributed to the entities mentioned above arise from holdings of various undertakings for collective investment that are managed by FIAM LLC, Fidelity Management & Research Company LLC, each of which are entities that are subsidiaries of and controlled by FMR LLC. The entities mentioned above are the discretionary investment managers and exercise the voting rights at their discretion in the absence of specific instructions.

BlackRock, Inc.

On June 3, 2024, Nyxoah received a transparency notification from BlackRock, Inc. following the crossing above the 3% threshold on May 28, 2024. As of such date, BlackRock, Inc. (together with its controlled undertakings) held 1,116,429 voting rights, consisting of 1,097,929 shares and 18,500 equivalent financial instruments, representing 3.28% of the total number of voting rights on May 28, 2024 (34,060,390).

The notification dated May 29, 2024 contains the following information:

•	Reason for the notification: acquisition or disposal of voting securities or voting rights

•	Notification by: a parent undertaking or a controlling person

•	Persons subject to the notification requirement:

-	BlackRock, Inc. (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Advisors, LLC (with address at 50 Hudson Yards, New York, NY, 10001, U.S.A.)
-	BlackRock Fund Advisors (with address at 400 Howard Street, San Francisco, CA, 94105, U.S.A.)
-	BlackRock Investment Management (UK) Limited (with address at 12 Throgmorton Avenue, London, EC2N 2DL, U.K.)
-	BlackRock Investment Management, LLC (with address at 1 University Square Drive, Princeton, NJ, 8540, U.S.A.)

•	Date on which the threshold was crossed: May 28, 2024

•	Threshold that is crossed: 3%

•	Denominator: 34,060,390

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
BlackRock, Inc.		0		0.00%
BlackRock Advisors, LLC		1,071,561		3.15%
BlackRock Fund Advisors		46		0.00%
BlackRock Investment Management (UK) Limited		1,080		0.00%
BlackRock Investment Management, LLC		25,242		0.07%
Subtotal		1,097,929		3.22%
	TOTAL	1,097,929	0	3.22%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement
BlackRock Advisors, LLC	Securities Lent			17,600	0.05%	physical
BlackRock Fund Advisors	Securities Lent			900	0.00%	physical
	TOTAL			18,500	0.05%

TOTAL (A & B)	# of voting rights	% of voting rights
	1,116,429	3.28%

•	Full chain of controlled undertakings through which the holding is effectively held:

BlackRock, Inc.

Trident Merger, LLC

BlackRock Investment Management, LLC

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock International Holdings, Inc.

BR Jersey International Holdings L.P.

BlackRock Holdco 3, LLC

BlackRock Cayman 1 LP

BlackRock Cayman West Bay Finco Limited

BlackRock Cayman West Bay IV Limited

BlackRock Group Limited

BlackRock Finance Europe Limited

BlackRock Investment Management (UK) Limited

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Holdco 4, LLC

BlackRock Holdco 6, LLC

BlackRock Delaware Holdings Inc.

BlackRock Fund Advisors

BlackRock, Inc.

BlackRock Holdco 2, Inc.

BlackRock Financial Management, Inc.

BlackRock Capital Holdings, Inc.

BlackRock Advisors, LLC

•	Additional information: The disclosure obligation arose due to voting rights attached to shares for BlackRock, Inc. going above 3%. Additionally, total holdings for BlackRock, Inc. went above 3%. The disclosure obligation arose due to voting rights attached to shares for BlackRock Advisors, LLC going above 3%. Additionally, total holdings for BlackRock Advisors, LLC went above 3%.

Together Partnership

On June 3, 2024, Nyxoah received a transparency notification from Together Partnership following the passive crossing below the 10% threshold on May 28, 2024. As of such date, Together Partnership held 2,940,258 shares, representing 8.63% of the total number of voting rights on May 28, 2024 (34,060,390).

The notification dated June 3, 2024 contains the following information:

•	Reason for the notification: passive crossing of a threshold

•	Notification by: a person that notifies alone

•	Persons subject to the notification requirement: Together Partnership (with address at Van Putlei 31, 2018 Antwerp, Belgium)

•	Date on which the threshold was crossed: May 28, 2024

•	Threshold that is crossed: 10%

•	Denominator: 34,060,390

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Together Partnership	2,948,285	2,940,258		8.63%
	TOTAL	2,940,258	0	8.63%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: Together Partnership is not a controlled entity.

Gilde Healthcare Holding BV and Gilde Healthcare III Management BV

On May 31, 2024, Nyxoah received a transparency notification from Gilde Healthcare Holding BV and Gilde Healthcare III Management BV following the passive crossing below the 10% threshold on May 28, 2024. As of such date, Gilde Healthcare Holding BV and Gilde Healthcare III Management BV (together with their controlled undertakings) held 2,936,890 shares, representing 8.62% of the total number of voting rights on May 28, 2024 (34,060,390).

The notification dated May 31, 2024 contains the following information:

•	Reason for the notification: passive crossing of a threshold

•	Notification by: a parent undertaking or a controlling person

•	Persons subject to the notification requirement:

-	Gilde Healthcare Holding BV (with address at Stadsplateau 36, 3521 AZ Utrecht, the Netherlands)

-	Gilde Healthcare III Management BV (with address at Stadsplateau 36, 3521 AZ Utrecht, the Netherlands)

•	Date on which the threshold was crossed: May 28, 2024

•	Threshold that is crossed: 10%

•	Denominator: 34,060,390

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	# of voting rights	# of voting rights		% of voting rights
Holders of voting rights		Linked to securities	Not linked to the securities	Linked to securities	Not linked to the securities
Gilde Healthcare Holding BV	0	0		0.00%
Gilde Healthcare III Management BV	3,153,822	2,936,890		8.62%
Subtotal	3,153,822	2,936,890		8.62%
	TOTAL	2,936,890	0	8.62%	0.00%

•	Full chain of controlled undertakings through which the holding is effectively held: Gilde Healthcare III Management BV is controlled by Gilde Healthcare Holding BV. Gilde Healthcare Holding BV is not a controlled entity.

•	Additional information: Cooperatieve Gilde Healthcare III Sub-Holding UA and Cooperatieve Gilde Healthcare III Sub-Holding 2 UA hold the shares in Nyxoah. Gilde Healthcare III Management BV is the management company of these 2 entities, that in the absence of specific instructions can exercise the voting rights at its discretion.

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Contact:
Nyxoah
David DeMartino, Chief Strategy Officer
IR@nyxoah.com